ART DIMENSIONS, INC.
                                3636 Jason Street
                               Englewood, CO 80113
                                 (303) 781-7280

                               September 24, 2012


Sondra Snyder
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Art Dimensions, Inc.
            File No. 000-53853


     In connection with the response of Art Dimensions, Inc. to the staff's comments regarding the Company's 1934 Act reports, the Company understands that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,


                                /s/ Rebecca Gregarek
                                ------------------------------------------
                                Rebecca Gregarek, Chief Executive Officer


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